Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 1, 2018, and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated unaudited financial statements for the period ended September 30, 2018 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements ("Consolidated Financial Statements") and MD&A for the year ending December 31, 2017. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.
Management is responsible for preparing the MD&A. This MD&A has been approved by Pembina's Board of Directors.
This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures".
Readers should refer to page 30 for a list of abbreviations that may be used in this MD&A.
About Pembina
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.
Pembina's strategy is to:

•	Preserve Value by providing safe, environmentally conscious, cost-effective and reliable services;

•	Diversify by providing integrated solutions which enhance profitability and customer service;

•	Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and

•	Secure Global Markets by understanding what the world needs, where they need it, and delivering it.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina Pipeline Corporation

Acquisition of Veresen Inc. ("Veresen")
On October 2, 2017, Pembina completed its acquisition of Veresen by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) (the "Acquisition"). Total consideration of $6.4 billion was comprised of $1.5 billion in cash, $4.4 billion of Pembina common shares and $522 million of Pembina preferred shares.
The Competition Bureau announced on September 26, 2018, that they will not challenge the acquisition of AEGS through the Veresen acquisition by Pembina.
Changes in Reporting
Over the past few years, Pembina has experienced transformational growth. From 2015 through 2017, the Company placed approximately $8 billion of new projects into service. Furthermore, in 2017, the Company completed the multi-billion dollar Veresen Acquisition. Given the enhanced scale and scope of Pembina's business and considering the future needs of both the Company and the energy industry, Pembina's management structure was reorganized, effective January 1, 2018, into three Divisions: Pipelines, Facilities and Marketing & New Ventures ("Corporate Reorganization").
Accordingly, the Company's financial reporting format has changed to better align with the new structure. The new organizational structure and reporting format provides a number of benefits including consistency between how Pembina's business is managed and how results are reported; the placement of like assets together within the same reporting segment; the creation of centres of excellence, which will increase reliability and cost efficiencies; and the establishment of a separate reporting segment for Pembina's commodity marketing activities and the development of larger-scale, value-chain extension projects.
Pembina also retrospectively adopted IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), effective January 1, 2018. While this change is not expected to have a material impact on annual revenue recognition, it has resulted in a change in timing for quarterly revenue recognition.
For the third quarter, $37 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $60 million related to take-or-pay deferral was recognized during the period.
For the nine months ending September 30, 2018, $107 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $112 million related to take-or-pay deferral was recognized during the period, and the outstanding deferral as at September 30, 2018 was $3 million.
Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and the retrospective adoption of IFRS 15.
New Infrastructure Announcement
As announced today, Pembina is undertaking development of new pipeline and processing infrastructure totaling approximately $1.3 billion. Further information on this announcement is contained in the news release available on Pembina's website.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except where noted)	2018	2017(1)	2018	2017(1)
Revenue	2,045	1,045	5,827	3,684
Net revenue(2)	742	536	2,130	1,529
Operating expense	136	112	386	320
Realized loss on commodity-related derivative financial instruments	29	17	56	52
Share of profit from equity accounted investees	110	—	282	—
Depreciation and amortization included in operations	102	89	290	247
Unrealized loss (gain) on commodity-related derivative financial instruments	—	44	16	(9)
Gross profit	585	274	1,664	919
General and administrative expenses (excluding corporate depreciation)	58	44	187	156
Net finance costs	68	51	223	114
Current income tax expense (recovery)	31	(8)	62	19
Deferred tax expense	82	56	255	164
Earnings	334	111	910	438
Earnings per common share – basic (dollars)(3)	0.60	0.23	1.62	0.95
Earnings per common share – diluted (dollars)(4)	0.60	0.23	1.61	0.95
Cash flow from operating activities	481	302	1,582	990
Cash flow from operating activities per common share – basic (dollars)(2)	0.95	0.75	3.14	2.47
Adjusted cash flow from operating activities(2)	523	314	1,611	897
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.03	0.78	3.20	2.24
Common share dividends declared	288	205	842	601
Dividends per common share (dollars)	0.57	0.51	1.67	1.50
Preferred share dividends declared	30	19	91	57
Capital expenditures	291	341	870	1,525

Proportionately Consolidated Financial Overview(5)
Total Volume (mboe/d)(6)	3,465	2,514	3,378	2,391
Operating Margin(2)	810	413	2,354	1,173
Adjusted EBITDA(2)	732	369	2,120	1,023

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)	Refer to "Non-GAAP Measures".

(3)	Earnings per share - basic is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends.

(4)
Earnings per share - diluted is calculated using earnings attributable to common shareholders adjusted for the after-tax amounts of preferred share dividends, as well as interest, accretion and amortization of deferred financing fees related to potentially dilutive instruments.

(5)	Refer to "Proportionately Consolidated Overview".

(6)
Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

Financial Overview
Pembina delivered strong financial and operational results in the third quarter of 2018. Revenue in the third quarter of 2018 was $2.0 billion compared to $1.0 billion for the same period in 2017. Year-to-date, revenue was $5.8 billion for 2018 compared to $3.7 billion for the same period of 2017. The increase in revenue for the quarter and year-to-date were driven by the 38 percent and 41 percent increases in volumes, respectively, widening NGL frac spreads and volatility across the crude oil

Pembina Pipeline Corporation

complex in the Marketing & New Ventures Division and a $10 billion (61 percent) increase in assets year-over-year. Net revenue was $742 million for the third quarter of 2018 compared to $536 million in the same period of 2017 and $2.1 billion year-to-date in 2018 compared to $1.5 billion for the first nine months of 2017. These increases were driven by higher fee based revenue from new assets being placed into service, assets acquired through the Acquisition and an improved commodity price environment.
Operating expenses were $136 million for the third quarter of 2018 compared to $112 million during the same period of 2017. This increase was driven by higher power costs, labour expenses and repairs and maintenance costs. For the nine months ended September 30, 2018, operating expenses were $386 million compared to $320 million in the same period of 2017. These increases were due to the same factors impacting the third quarter.
Share of profit from equity accounted investees was $110 million in the third quarter of 2018 and $282 million year-to-date, driven by profit from Alliance of $34 million and $116 million, from Ruby of $31 million and $88 million, from Aux Sable of $27 million and $63 million, and from Veresen Midstream Limited Partnership ("Veresen Midstream") of $16 million and $10 million for the same respective periods. The results from Veresen Midstream for year-to-date 2018 were negatively impacted by the reversal of a financing gain recognized in 2017 due to debt renegotiations. Alliance, Ruby, Aux Sable and Veresen Midstream were acquired as part of the Acquisition in the fourth quarter of 2017.
Depreciation and amortization included in operations during the three and nine months ended September 30, 2018 was $102 million and $290 million compared to $89 million and $247 million for the same periods in 2017. This increase was largely the result of the year-over-year growth in Pembina's asset base with the system expansions in the Pipelines Division and new fractionation facilities and gas processing plants in the Facilities Division placed into service in late 2017.
For the three and nine months ended September 30, 2018, the unrealized loss on the mark-to-market positions of commodity-related derivative financial instruments was nil and $16 million, respectively, compared to $44 million and an unrealized gain of $9 million for the same periods in the prior year. The current year loss was predominantly driven by increasing propane and butane prices.
Gross profit for the third quarter of 2018 was $585 million compared to $274 million during the third quarter of 2017. This increase includes a $172 million increase in the Pipelines Division, a $46 million increase in the Facilities Division and a $88 million increase in Marketing & New Ventures Division. The Pipelines and Facilities Divisions' increases were driven primarily by the Acquisition and stronger performance resulting from increases in volumes and revenues due to new assets placed into service within these businesses. The increase in the Marketing & New Ventures Division was due to higher net revenue, lower net losses on commodity-related derivative financial instruments, combined with the contribution from Aux Sable following the Acquisition. For the nine months ended September 30, 2018, gross profit was $1.7 billion compared to $919 million in the same period of 2017 for the same reasons discussed above with the exception of net losses on commodity-related derivative financial instruments which were $29 million higher during the 2018 year-to-date period.
For the three-month period ended September 30, 2018, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $58 million compared to $44 million during the comparable period of 2017. This increase was due to increased salaries and benefits expense as a result of increased staff to support the growth in the Company's asset base. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $187 million compared to $156 million in the first nine months of the prior year. This increase was primarily driven by the same factors noted above.
Net finance costs incurred during the third quarter of 2018 were $68 million compared to $51 million for the same period in 2017. This increase was primarily due to increased interest expense driven by a $2.5 billion increase in loans and borrowing year-over-year, reduced capitalization of borrowing costs as significant assets have come into service and lower gains in fair value of non-commodity-related derivative financial instruments, partially offset by reduced foreign exchange losses. For the

Pembina Pipeline Corporation

first nine months of 2018, net finance costs were $223 million compared to $114 million for the same period of 2017. This increase was primarily due to the same factors noted above.
Income tax expense for the third quarter of 2018 totaled $113 million, including current tax expense of $31 million and deferred tax expense of $82 million, compared to income tax expense of $48 million in the same period of 2017, including a current tax recovery of $8 million and deferred tax expense of $56 million. Current tax expense for the third quarter of 2018 was higher than the comparable period in 2017 mainly due to higher earnings in 2018 partially offset by tax deductions that resulted in the recovery of taxes previously paid. Deferred tax expense for the third quarter of 2018 was higher than the comparable period in 2017 due to higher earnings before taxes in equity-accounted investments and partnerships that are taxable in the subsequent year. Income tax expense was $317 million for the nine months ended September 30, 2018, including current taxes of $62 million and deferred taxes of $255 million, respectively, compared to income tax expense of $183 million in 2017, including current taxes of $19 million and deferred taxes of $164 million, respectively, in the same periods of 2017. The increases in current and deferred tax expense were due to the same factors noted above.
The Company's earnings were $334 million during the third quarter of 2018 compared to $111 million in the same period of 2017. The increase in the third quarter was a result of a $311 million increase in gross profit partially offset by $17 million increase in net finance costs, $65 million increased tax expense and $16 million increase in general and administrative expenses. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the third quarter of 2018 were $304 million ($0.60 per common share – basic and diluted) and $92 million in the third quarter of 2017 ($0.23 per common share – basic and diluted). Earnings were $910 million during the first nine months of 2018 compared to $438 million during the same period of the prior year. This year-to-date increase was due to $745 million increase in gross profit partially offset by $109 million increase in net finance costs, $134 million increase in income taxes, and $34 million increase in general and administrative expenses. On a year-to-date basis, earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, in 2018 were $820 million compared to $380 million in the same period of 2017.
Cash flow from operating activities for the quarter ended September 30, 2018 was $481 million ($0.95 per common share – basic) compared to $302 million ($0.75 per common share – basic) during the third quarter of 2017. For the nine months ended September 30, 2018, cash flow from operating activities was $1.6 billion ($3.14 per common share - basic) compared to $990 million ($2.47 per common share - basic) during the same period in 2017. These increases were primarily due to higher gross profit, higher distributions from Investments in Equity Accounted Investees acquired through the Acquisition, partially offset by an increased change in non-cash working capital and interest paid. Distributions from equity accounted investees increased $167 million quarter over quarter and $455 million year to date 2018 versus 2017 due to the Acquisition.
Adjusted cash flow from operating activities for the third quarter of 2018 was $523 million ($1.03 per common share – basic) compared to $314 million ($0.78 per common share – basic) during the third quarter of 2017. The $179 million increase in cash flow from operating activities net of the $76 million change in non-cash working capital, was partially offset by a $39 million increase in current tax expense and $5 million increase in preferred share dividends. For the nine months ended September 30, 2018, adjusted cash flow from operating activities was $1.6 billion ($3.20 per common share - basic) compared to $897 million ($2.24 per common share - basic) in the same period of 2017, largely due to a $592 million increase in cash flow from operating activities net of the $171 million change in non-cash working capital and $28 million increase in preferred share dividends.
Third quarter and year-to-date 2018 per common share metrics were also impacted by increased common shares outstanding due to the Acquisition.
Capital expenditures were $291 million in the third quarter of 2018 as compared to $341 million during the same period in 2017. For the nine months ended September 30, 2018, capital expenditures were $870 million compared to $1.5 billion during

Pembina Pipeline Corporation

the same period in the prior year. The majority of spending in both 2018 and 2017 related to Pembina’s pipeline expansion programs. Please refer to disclosure under the heading "Capital Expenditures" in this MD&A for further detail.
Proportionately Consolidated Overview(1)
Total volumes were 3,465 mboe/d in the third quarter of 2018 as compared to 2,514 mboe/d in the same period in the prior year. For the nine months ended September 30, 2018, total volumes were 3,378 mboe/d compared to 2,391 mboe/d in the same period of 2017. See table below under "Financial and Operational Overview by Division" for a breakdown by operating segment.
During the third quarter of 2018, operating margin increased by 96 percent to $810 million compared to $413 million in the third quarter of 2017. For the nine months ended September 30, 2018, operating margin increased 101 percent to $2.4 billion compared to $1.2 billion for the same period in the prior year. These increases are largely a result of the Acquisition, increases in volume and revenues due to new assets placed into service and stronger performance in the marketing business.
Pembina generated Adjusted EBITDA of $732 million during the third quarter of 2018 and $2.1 billion year-to date compared to $369 million and $1.0 billion for the same periods in 2017. These 98 percent and 107 percent respective increases were due to increased operating margin as noted above.
(1) Refer to "Non-GAAP Measures".
Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	(unaudited)						(unaudited)
	2018			2017(1)			2018			2017(1)
($ millions)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)	Total Volumes (2)	Gross Profit	Operating Margin (3)
Pipelines Division	2,593	338	469	1,840	166	213	2,517	954	1,336	1,726	428	553
Facilities Division	872	149	223	674	103	143	861	419	661	665	293	410
Marketing & New Ventures Division(4)	—	91	111	—	3	55	—	281	347	—	191	203
Corporate	—	7	7	—	2	2	—	10	10	—	7	7
Total	3,465	585	810	2,514	274	413	3,378	1,664	2,354	2,391	919	1,173

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)
Pipelines and Facilities Divisions are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

(3)	Refer to "Non-GAAP Measures".

(4)	Marketed NGL volumes are excluded from Total Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" section for further information.

Pembina Pipeline Corporation

Pipelines Division

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except where noted)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	428	295	1,185	786
Operating expenses(1)	99	81	276	232
Realized loss on commodity-related derivative financial instruments	—	1	—	1
Share of profit from equity accounted investees	65	—	205	—
Depreciation and amortization included in operations	56	48	160	126
Unrealized gain on commodity-related derivative financial instruments	—	(1)	—	(1)
Gross profit	338	166	954	428
Capital expenditures	138	200	523	1,117
Proportionately Consolidated Financial Overview(2)
Revenue Volume (mboe/d)(3)	2,593	1,840	2,517	1,726
Operating Margin(1)(2)	469	213	1,336	553

(1)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.

(2)	Refer to "Non-GAAP Measures".

(3)	Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments.

(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

	3 Months Ended September 30						9 Months Ended September 30
	(unaudited)						(unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Pipelines Division
Conventional Pipelines	946	216	255	715	122	158	871	594	702	651	301	393
Transmission Pipelines	571	92	176	38	12	18	571	266	518	36	26	43
Oil Sands Pipelines	1,076	30	38	1,087	32	37	1,075	94	116	1,039	101	117
Total	2,593	338	469	1,840	166	213	2,517	954	1,336	1,726	428	553

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)	Revenue volumes are physical plus volumes recognized from take-or-pay commitments. Volumes are mboe/d and have been restated to reflect the Corporate Reorganization.

(3)	Refer to "Non-GAAP Measures".
Business Overview
The Pipelines Division has over 18,000 kms of pipelines with a total capacity of approximately 3 million barrels of oil equivalent per day serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands pipeline assets. The primary objectives of the Division are to provide safe, responsible, reliable and cost-effective transportation services for customers; pursue opportunities for increased throughput; maintain and grow sustainable operating margin on invested capital by capturing incremental volumes; provide solutions to our customers; grow revenue; and follow a disciplined approach to operating expenses.
Pembina's conventional pipeline assets comprise a strategically located network of pipelines and related infrastructure including various hubs and terminals. This network transports crude oil, condensate and natural gas liquids ("NGL") across much of Alberta and parts of British Columbia. The contracts for conventional pipelines are fee-for-service in nature, but vary in their structure, and include both firm and non-firm contracts and varying levels of take-or-pay commitments.

Pembina Pipeline Corporation

Pembina's oil sands assets provide services predominantly under long-term, extendible contracts, which allow for the flow-through of eligible operating expenses to customers. As a result, operating margin from these assets is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in certain operating expenses, actual throughput or commodity prices.
Pembina's transmission pipeline assets have developed through the strategic acquisition of key natural gas and specification ethane transportation infrastructure assets, positioned in some of the most prolific gas producing regions in western Canada and the United States. Pembina's transmission pipelines provide customers with access to premium markets primarily on a fee-for-service basis under long-term contracts.
As part of the Corporate Reorganization, the following assets have been reclassified:

•	Vantage Pipeline has been reclassified from a conventional asset to a transmission asset within the Pipelines Division;

•	the Swan Hills System has been reclassified from a conventional asset to an oil sands asset within the Pipelines Division;

•	the Canadian Diluent Hub ("CDH") and the Edmonton North Terminal ("ENT") have been reclassified from the former Midstream operating segment to conventional assets within the Pipelines Division; and

•
the Alberta Ethane Gathering System ("AEGS"), Ruby Pipeline and Alliance Pipeline, all formerly reported under the Veresen operating segment, are now transmission assets included in the Pipelines Division.

All other assets comprising the previous Conventional and Oil Sands Pipelines operating segments are also included in the Pipelines Division (as conventional or oil sands pipelines assets, respectively). All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.
Operational Overview
During the third quarter of 2018, the Pipelines Division's revenue volumes averaged 2,593 mboe/d, an increase of 41 percent compared to the same period of 2017, when revenue volumes were 1,840 mboe/d. On a year-to-date basis in 2018, revenue volumes increased 46 percent to an average of 2,517 mboe/d compared to 1,726 mboe/d for the same period of 2017. Higher volumes were predominately a result of the Acquisition, where Pembina acquired AEGS and equity investments in Alliance and Ruby, which accounted for an increase of 532 mboe/d average revenue volumes (net to Pembina) in the third quarter of 2018 compared to the same period of 2017 and an increase of 531 mboe/d on a year-to-date basis. The remaining increase in volumes was due to the Northeast B.C. pipeline expansion ("NEBC Expansion") coming into service in November 2017, higher volumes from the Phase III expansion and the recognition of non-physical volumes related to take-or-pay revenue previously deferred. Certain volumes from integrated pipeline assets have been excluded from the calculation.
Financial Overview
During the third quarter of 2018, the Pipelines Division generated revenue of $428 million, a 45 percent increase compared to the $295 million generated in the same quarter of the previous year. For the first nine months of the year, revenue was $1.2 billion compared to $786 million in the same period of 2017. These increases resulted from higher revenue volumes as discussed above. For the third quarter of 2018, $33 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $26 million that had been deferred at July 1, 2018. Revenue of $59 million related to take-or-pay deferrals was recognized during the period. For the nine months ending September 30, 2018, $99 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred in addition to the $8 million that had been deferred at January 1, 2018. Revenue of $107 million related to take-or-pay deferrals was recognized during the period. There is no outstanding deferral as at September 30, 2018.

Pembina Pipeline Corporation

During the third quarter of 2018, operating expenses were $99 million, an increase of $18 million over those recognized in the third quarter of 2017. Year-to-date operating expenses totaled $276 million in 2018 compared to $232 million in the same period of 2017. These increases were caused by a variety of factors including the following:

•	higher power costs as a result of higher power pool prices and increased consumption ($8 million in the third quarter and $18 million year-to-date in 2018);

•	higher labour expenses associated with increased headcount ($6 million in the third quarter and $14 million year-to-date in 2018); and

•	higher property taxes and other field costs as a result of larger asset base due to the Acquisition ($3 million in the third quarter and $8 million year-to-date in 2018).
Share of profit from equity accounted investees during the three and nine months ended September 30, 2018 totaled $65 million and $205 million, respectively, compared to nil in the same periods in the prior year due to the Acquisition which included Alliance and Ruby. Pembina's share of profit from Alliance pipeline during the three and nine months ended September 30, 2018 totaled $34 million and $116 million, respectively. Revenue volumes for Alliance were 1,668 MMcf/d gross (834 MMcf/d net) for the third quarter of 2018 and 1,716 MMcf/d gross (858 MMcf/d net) on a year-to-date basis. Revenue volumes remain consistent with the previous quarters of 2018 and continue to benefit from strong demand on daily firm and interruptible services driven by capacity restrictions on alternative egress routes. This has created an oversupply of gas in the Alberta market, resulting in a wide Chicago-AECO differential. Ruby pipeline generated share of profit for the third quarter of $31 million and $88 million on a year-to-date basis, which represents the dividend received associated with the Company’s preferred interest.
Depreciation and amortization included in operations during the third quarter and first nine months of 2018 was $56 million and $160 million, respectively, compared to $48 million and $126 million recognized during the same periods of the prior year. The increases in 2018 were due to additional in-service assets relating to Pembina's conventional Phase III expansion on the Peace pipeline, the NEBC Expansion and the addition of AEGS as noted above.
For the third quarter of 2018, gross profit was $338 million compared to $166 million for the same period in 2017. The increase was due to increased revenue of $133 million, $65 million of share of profit from equity accounted investees, partially offset by a $18 million increase in operating expense and $8 million increase in depreciation and amortization included in operations. On a year-to-date basis, gross profit was $954 million compared to $428 million during the first nine months of the prior year. The increase was due to increased revenue of $399 million and share of profit from equity accounted investees of $205 million, partially offset by increased operating expenses of $44 million and depreciation and amortization included in operations of $34 million.
Capital expenditures for the third quarter and first nine months of 2018 totaled $138 million and $523 million, respectively, compared to $200 million and $1.1 billion for the same periods in 2017. The majority of this spending is related to Pembina's ongoing Peace pipeline and NEBC Expansion projects.
Proportionately Consolidated Financial Overview(1)
Based on proportionate consolidation accounting for Investments in Equity Accounted Investees, operating margin was $469 million in the third quarter of 2018 compared to $213 million for the same period of 2017. On a year-to-date basis, operating margin was $1.3 billion compared to $553 million for the same period in the prior year. These increases are due to the same factors impacting gross profit noted above, including the Acquisition of equity accounted investments in Alliance and Ruby in the fourth quarter of 2017. Operating margin derived from Alliance, Ruby and other investments (on a proportionately consolidated basis) in the third quarter of 2018 was $90 million, $50 million and nil, respectively, and $281 million, $143 million and $3 million, respectively, on a year-to-date basis.
(1) Refer to "Non-GAAP Measures".

Pembina Pipeline Corporation

New Developments
The Company's conventional pipelines business has continued to receive strong customer demand for its transportation services which has resulted in a significant and ongoing build-out of its pipeline systems to support the production growth in the Montney, Duvernay and Deep Basin resource plays.
Pembina's Phase IV expansion ("Phase IV") currently underway, will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta. The Phase V expansion ("Phase V"), also currently in construction is debottlenecking upstream of Fox Creek, adding approximately 260 mbpd of capacity between Lator and Fox Creek, Alberta. These projects are currently on budget and on schedule, and are expected to be placed into service in December 2018.
Pembina continues to progress its Phase VI Peace Pipeline expansion ("Phase VI") which includes: upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. This project is trending over budget and on schedule, with an anticipated in-service date in the second half of 2019, subject to environmental and regulatory approvals.
As previously announced in the quarter, the Company will be developing, in the Wapiti region, a new 12-inch condensate lateral which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina’s Peace pipeline. Subject to regulatory and environmental approvals, this lateral is expected to be in-service in the second half of 2019, aligning with the Phase VI expansion.
In addition, Pembina previously announced agreements to construct new infrastructure ("NEBC Montney Infrastructure") in proximity to the Company's Birch Terminal. This new infrastructure will include an area production connection to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications This new infrastructure is anticipated to be in-service in the second quarter of 2019.
Effective October 2, 2018, Pembina assumed control of the operation and administration of Alberta Ethane Gathering System.
Facilities Division

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except where noted)	2018	2017(4)	2018	2017(4)
Financial Overview
Revenue(1)	377	230	1,066	676
Cost of goods sold, including product purchases	133	39	325	117
Net revenue (1)(2)	244	191	741	559
Operating expenses(1)	76	54	226	165
Share of profit from equity accounted investees	18	—	14	—
Depreciation and amortization included in operations	37	34	110	101
Gross profit	149	103	419	293
Capital expenditures	108	110	247	363
Contributions to equity accounted investees	—	—	58	1
Proportionately Consolidated Financial Overview(2)
Total Volume (mboe/d)(3)	872	674	861	665
Operating Margin(1)(2)	223	143	661	410

(1)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.

(2)	Refer to "Non-GAAP Measures".

(3)	Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(4)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

Pembina Pipeline Corporation

	3 Months Ended September 30						9 Months Ended September 30
	(unaudited)						(unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Facilities Division
Gas Services	669	82	141	486	53	71	657	218	408	505	159	215
NGL Services	203	67	82	188	50	72	204	201	253	160	134	195
Total	872	149	223	674	103	143	861	419	661	665	293	410

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)
Revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for 2017 have been restated to reflect the Corporate Reorganization.

(3)	Refer to "Non-GAAP Measures".
Business Overview
The Facilities Division includes processing and fractionation facilities and related infrastructure that provide Pembina's customers with natural gas and NGL services.
Pembina's operations include natural gas gathering and processing assets, which are strategically positioned in active condensate and NGL-rich areas of the WCSB, and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The majority of condensate and NGL extracted through these facilities are transported by assets in Pembina's Pipelines Division. A significant portion of the volumes are further processed at Pembina's fractionation facilities. In total, Pembina has 19 gas processing facilities(1) and approximately 6 bcf/d of net gas processing capacity(1).
Additionally, the Facilities Division includes NGL fractionation, cavern storage, and terminalling (loading and off-loading services) facilities. These facilities are fully integrated with the Company's Pipelines Division and other assets, providing customers across the WCSB and North America with the ability to contract for more than one service with Pembina and access a comprehensive suite of services to enhance the value of their hydrocarbons. In total, Pembina has 5 fractionation facilities(1) and 286 mboe/d of net fractionation capacity(1).
As part of the Corporate Reorganization, the following assets have been reclassified:

•	the Empress NGL Extraction Facility and the Younger NGL Extraction Facility have been reclassified from the former Midstream operating segment to gas services assets within the Facilities Division;

•	Burstall Ethane Storage, which was previously reported under the Veresen operating segment, is now classified as an NGL services asset included in the Facilities Division; and

•	Veresen Midstream, which was previously reported under the Veresen operating segment, is now classified as a gas services asset included in the Facilities Division.
All other assets comprising the previous Gas Services and Midstream operating segments are also included in the Facilities Division other than CDH and ENT (which are in the Pipelines Division) and commodity marketing activities, which are in the Marketing & New Ventures Division. All financial and operating results in this MD&A for all 2017 periods have been restated to reflect the Corporate Reorganization.
(1) Includes Aux Sable capacity, as further described below. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.

Pembina Pipeline Corporation

Operational Performance
During the third quarter of 2018, the Facilities Division's revenue volumes averaged 872 mboe/d, an increase of 29 percent compared to the same period of 2017, when revenue volumes were 674 mboe/d. On a year-to-date basis in 2018, revenue volumes increased 29 percent to an average of 861 mboe/d compared to 665 mboe/d for the same period of 2017. These increases were caused by new volumes arising from the startup of the Duvernay I gas plant, combined with the acquisition of Veresen Midstream in the fourth quarter of 2017 and higher revenue volumes at the majority of the other facilities. Certain volumes from the integrated facilities assets have been excluded to avoid double counting.
Financial Overview
Facilities Division realized $377 million in revenue during the third quarter of 2018 compared to $230 million in the third quarter of 2017. On a year-to-date basis, revenue was $1.1 billion compared to $676 million for the same period in 2017. The increase noted both on a quarterly and year-to-date basis were primarily driven by the Company's third fractionator at Redwater ("RFS III") and the infrastructure that supports the North West Redwater Partnership’s refinery which were placed into service on June 30, 2017 and December 1, 2017, respectively, as well as the startup of the Duvernay I gas plant in the fourth quarter of 2017, increased take-or-pay commitments and additional customer volumes. For the third quarter of 2018, $4 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred and revenue of $1 million related to take-or-pay deferrals was recognized during the period. For the nine months ending September 30, 2018, $8 million of take-or-pay revenue in excess of physical deliveries has been collected and deferred. Revenue of $5 million related to take-or-pay deferrals was recognized during the period, and outstanding deferrals as at September 30, 2018 are $3 million.
Net revenue recognized during the third quarter of 2018 was $244 million and $741 million on a year-to-date basis compared to $191 million and $559 million for the same periods in 2017. These increases were due to increased revenue volumes resulting from the operational items noted above.
During the third quarter of 2018, Facilities Division incurred operating expenses of $76 million compared to $54 million in the third quarter of 2017. On a year-to-date basis, operating expenses were $226 million compared to $165 million for the same period in 2017. These increases were caused by a variety of factors including the following:

•
higher power costs as a result of power pool price increases for most facilities and additional power consumption due to the addition of RFS III and Duvernay I ($13 million in the third quarter and $28 million year-to-date in 2018);

•	higher repairs and maintenance expenses primarily due to the addition of RFS III and Duvernay I ($5 million in the third quarter and $17 million year-to-date in 2018); and

•	higher labor expenses associated with increased headcount to support the larger asset base, including RFS III and Duvernay I ($5 million in the third quarter and $13 million year-to-date in 2018).
Share of profit from equity accounted investees totaled $18 million in the third quarter of 2018 and $14 million on a year-to-date basis, compared to nil for the same periods in the prior year due to the Acquisition. The year-to-date share of profit from equity accounted investees of $14 million was impacted by a $6 million loss mainly attributable to Veresen Midstream due to the reversal of a financing gain. Veresen Midstream continues to recognize strong revenues volumes following the Sunrise, Tower, and Saturn I facilities going into service in the prior year. In the fourth quarter of 2017, Veresen Midstream negotiated a reduction in pricing on its outstanding debt facilities resulting in a gain of $24 million, net to Pembina, that was recorded during the prior year. Further debt renegotiations have resulted in the reversal of the prior year gain, included in share of profit from equity accounted investees, impacting financing loss by $8 million and $16 million in the first and second quarters of 2018, respectively.

Pembina Pipeline Corporation

Depreciation and amortization included in operations during the third quarter and first nine months of 2018 was $37 million and $110 million, respectively, compared to $34 million and $101 million recognized during the same periods in the prior year. These increases were primarily attributable to increased depreciation due to additional assets at Kakwa River, the addition of the Duvernay I gas plant, and the infrastructure that supports the North West Redwater Partnership’s refinery.
For the three and nine months ended September 30, 2018, gross profit was $149 million and $419 million compared to $103 million and $293 million for the same periods of 2017. The increases over the respective periods were primarily due to $53 million and $182 million increases in net revenue, $18 million and $14 million increases of share of profit from equity accounted investees, partially offset by $22 million and $61 million in increased operating expenses and $3 million and $9 million of depreciation and amortization included in operations.
Capital expenditures for the third quarter of 2018 were $108 million and $247 million on a year-to-date basis, compared to $110 million and $363 million for the same periods in 2017. Capital spending in 2018 was largely to progress construction on the Burstall Ethane Storage, Duvernay II (defined below under "New Developments") and on the progression of the Prince Rupert Terminal (defined below under "New Developments"). See further discussion under "New Developments" below. In 2017, capital spending was largely to progress the development in the Duvernay area as well as the construction of RFS III.
Proportionately Consolidated Financial Overview(1)
Facilities Division realized operating margin, based on proportionate consolidation accounting for Investments in Equity Accounted Investees, of $223 million in the third quarter of 2018 compared to $143 million during the same period of the prior year. On a year-to-date basis operating margin was $661 million in 2018 and $410 million in the same period in 2017. These increases were the result of the factors discussed above as well as due to the acquisition of the equity accounted investment in Veresen Midstream in the fourth quarter of 2017.
(1) Refer to "Non-GAAP Measures".
New Developments
Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress, Alberta extraction plant (the "Empress Expansion") for a total expected capital cost of approximately $120 million. Detailed engineering is on track and all major equipment purchases have been made. These facilities have an anticipated in-service date of late 2020, subject to environmental and regulatory approvals.
The Company continues to advance the construction of a one million barrel ethane storage facility ("Burstall Ethane Storage") located near Burstall, Saskatchewan for a total expected capital cost of approximately $190 million. Construction is nearing completion and the project is tracking on schedule with the expected in-service date of December 2018.
Development continues at Pembina’s LPG export terminal (the "Prince Rupert Terminal"). The Prince Rupert Terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater fractionation complex. Detailed engineering is ongoing and early construction work continues. The Prince Rupert Terminal is anticipated to have a total capital cost of $250 million and will be in service in mid-2020, subject to regulatory and environmental approvals.
Pembina continues to progress construction of its 100 MMcf/d sweet gas, shallow cut processing facility, 30,000 barrels per day condensate stabilization facility and other associated infrastructure located at the Company's Duvernay Complex ("Duvernay II"). The facilities are under pinned by 20-year term contracts with a combination of fee-for-service and fixed-return arrangements. Construction has commenced and the project continues to track to budget and schedule with an expected in-service date in mid-to-late 2019.

Pembina Pipeline Corporation

Marketing & New Ventures Division

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except where noted)	2018	2017(1)	2018	2017(1)
Financial Overview
Revenue(2)	1,341	575	3,895	2,400
Cost of goods sold(2)	1,239	504	3,585	2,146
Net revenue(2)(3)	102	71	310	254
Share of profit from equity accounted investees	27	—	63	—
Realized loss on commodity-related derivative financial instruments	29	16	56	51
Unrealized loss (gain) on commodity-related derivative financial instruments	—	45	16	(8)
Depreciation and amortization included in operations	9	7	20	20
Gross profit	91	3	281	191
Capital expenditures	35	28	88	34
Proportionately Consolidated Financial Overview(3)
Total Marketed NGL Volumes (mboe/d)	160	107	168	124
Operating Margin(2)(3)	111	55	347	203

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)	Includes inter-Division transactions. See note 13 of the Interim Financial Statements.

(3)	Refer to "Non-GAAP Measures".

	3 Months Ended September 30						9 Months Ended September 30
	(unaudited)						(unaudited)
	2018			2017(1)			2018			2017(1)
($ millions, except where noted)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin (3)	Volumes(2)	Gross Profit	Operating Margin(3)	Volumes(2)	Gross Profit	Operating Margin(3)
Marketing & New Ventures Division
Marketing	160	91	111	107	3	55	168	281	347	124	191	203
New Ventures(4)	—	—	—	—	—	—	—	—	—	—	—	—
Total	160	91	111	107	3	55	168	281	347	124	191	203

(1)	Financial results reported for all 2017 periods have been restated to reflect the Corporate Reorganization and adoption of IFRS 15.

(2)	Marketed NGL volumes.

(3)	Refer to "Non-GAAP Measures".

(4)	All New Ventures projects have not yet commenced operations and therefore have no results of operations.
Business Overview
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates.
Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates.
The Marketing & New Ventures Division undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil) and optimizing storage opportunities. By contracting capacity on Pembina's and various third-party pipelines and utilizing the Company's rail fleet and rail logistics capabilities, the Marketing business adds incremental value to the commodities. Marketing activities also include identifying

Pembina Pipeline Corporation

commercial opportunities to further develop other Pembina assets. Examples of such assets include Pembina's integrated rail fleet and terminalling and storage assets, which were specifically developed to support getting marketed volumes to high value markets across North America.
The Marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Operating margins are subject to commodity price fluctuations, product price differentials, location basis differentials and total volumes.
Pembina's Marketing business also includes results from Aux Sable's NGL extraction facility near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the United States and Canada.
Pembina's New Ventures currently includes the proposed propylene and polypropylene facility ("PDH/PP Facility") and the proposed Jordan Cove LNG project.
As part of the Corporate Reorganization, the following assets have been reclassified:

•	the proposed PDH/PP Facility, previously included in the former Midstream operating segment, is now included in the Marketing & New Ventures Division; and

•	Aux Sable and the proposed Jordan Cove LNG Project, which were both previously reported under the Veresen operating segment, are now included in the Marketing & New Ventures Division.
In addition, Pembina's commodity marketing activities, which were previously reported in the former Midstream operating segment, are now included in the Marketing & New Ventures Division. All financial and operating results in this MD&A for all periods commencing on or after January 1, 2017 have been restated to reflect the Corporate Reorganization.
Financial Overview
Marketing & New Ventures Division realized $1.3 billion in revenue during the third quarter of 2018 compared to $575 million in the third quarter of 2017. On a year-to-date basis, revenue was $3.9 billion in 2018 compared to $2.4 billion in the same period in 2017. The 133 percent increase noted in the third quarter of 2018 and the 62 percent increase on a year-to-date basis were attributed to increased commodity prices as well as higher marketed volumes. Net revenue realized during the third quarter of 2018 was $102 million compared to $71 million in the third quarter of 2017. The third quarter net revenue increase of 44 percent was a result of higher margins on commodity sales and increased volumes compared to the same period in 2017. This was partially offset by increased market based intercompany fees as compared to the prior year resulting from the Corporate Reorganization. On a year-to-date basis, net revenue was $310 million compared to $254 million for the same period in 2017. This increase in net revenue of 22 percent was impacted by the same factors impacting the third quarter but was partially offset by a weaker first quarter in 2018 due to increased cost of goods sold driven by commodity price improvements.
Share of profit from equity accounted investees from Aux Sable totaled $27 million and $63 million during the third quarter and first nine months of 2018 compared to nil in the third quarter and first nine months of 2017 due to the Acquisition. Gross profit recognized by Aux Sable during the periods benefited from access to US markets which offer relatively strong propane plus margins and a wide Chicago-AECO differential.
Realized and unrealized losses on commodity-related financial derivatives during the third quarter of 2018 were $29 million and nil, respectively, compared to realized and unrealized losses of $16 million and $45 million, respectively, in the same period of 2017. On a year-to-date basis, realized and unrealized losses were $56 million and $16 million, respectively, in 2018 compared to a realized loss of $51 million and an unrealized gain of $8 million, in the same periods of 2017. Pembina enters into commodity-related derivative financial instruments to protect margins in changing commodity price environments. The current year losses were predominantly driven by commodity price fluctuations. Currently, Pembina has hedged approximately 75 percent of the Company's frac spread throughput for 2018 (excluding its interest in Aux Sable).

Pembina Pipeline Corporation

Depreciation and amortization included in operations during the third quarter and first nine months of 2018 was $9 million and $20 million, respectively, comparable to $7 million and $20 million recognized during the same periods in the prior year. Amortization in this Division relates to amortization of intangible assets.
For the three and nine months ended September 30, 2018, gross profit was $91 million and $281 million, respectively, compared to $3 million and $191 million for the same periods in 2017. These increases were due to 44 percent and 22 percent increases in net revenue as well as increases in share of profit from equity accounted investees of $27 million and $63 million for the three and nine months ended September 30, 2018. Net losses on commodity-related derivative financial instruments for the third quarter decreased $32 million, while the first nine months of 2018 was $29 million higher than the same period in 2017.
Capital expenditures for the third quarter of 2018 were $35 million and $88 million year-to-date, compared to $28 million and $34 million for the same periods in 2017. Capital expenditures in the current year primarily relate to the Company's proposed Jordan Cove LNG project, which was acquired in the fourth quarter of 2017 as part of the Acquisition.
Proportionately Consolidated Financial Overview(1)
Marketing & New Ventures Division realized operating margin of $111 million in the third quarter of 2018 compared to $55 million during the same period of the prior year. On a year-to-date basis operating margin was $347 million in 2018 compared to $203 million in 2017. These increases were the result of the factors discussed above as well as due to the acquisition of the equity accounted investment in Aux Sable in the fourth quarter of 2017 which continues to perform well on a year-to-date basis.
(1) Refer to "Non-GAAP Measures".
New Developments
Canada Kuwait Petrochemical Corporation ("CKPC") continues to progress the proposed propane dehydrogenation and polypropylene production facility. Front end engineering design ("FEED") activities have been completed, the results are being evaluated and final investment decision is anticipated by the end of the year. Pembina and Kuwait's Petrochemical Industries Company K.S.C. (''PIC'') are each 50 percent joint venture owners of CKPC.
Pembina continues to progress its proposed Jordan Cove LNG project ("Jordan Cove") that will transport natural gas from the Malin Hub in southern Oregon to an export terminal. In September 2017, the Company filed applications with the United States Federal Energy Regulatory Commission ("FERC") for the construction and operation of Jordan Cove. The Company received a FERC Notice of Schedule during the third quarter and based on that notice, currently anticipates a final FERC decision on Jordan Cove in November of 2019.  Pembina continues to anticipate first gas in 2024, pending the receipt of the necessary regulatory approvals, a positive final investment decision and other requirements.
Financing Activity
On March 9, 2018, Pembina closed its $1.0 billion non-revolving term loan ("Term Loan") with certain existing lenders. The Term Loan has been used to partially repay existing amounts drawn under Pembina's $2.5 billion revolving credit facility, thereby providing additional liquidity, flexibility and interest cost savings. The Term Loan has an initial term of three years and is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility. Concurrently, Pembina also completed an extension of its $2.5 billion revolving credit facility, which now matures May 31, 2023.
On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on

Pembina Pipeline Corporation

March 26, 2048. The net proceeds will be used to repay short-term indebtedness of the Company under its credit facilities, as well as to fund Pembina's capital program and for general corporate purposes.
On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018 to March 28, 2019. The Term Loan will continue to amortize at US$16 million per quarter (US$8 million per quarter net to Pembina), beginning March 30, 2018, until a final bullet payment of US$141 million (US$70 million net to Pembina) is payable on the amended maturity date, unless otherwise extended.
On April 4, 2018, Pembina entered into a note exchange agreement with AEGS noteholders to exchange AEGS senior notes for unsecured senior notes ("Series A") of Pembina under Pembina’s Note Indenture. The Series A fixed coupon remained at 5.565 percent per annum and the notes are non-amortizing with a bullet payment of $73 million at maturity on May 4, 2020.
On April 20, 2018 Veresen Midstream, in which Pembina owns a 46 percent interest, successfully amended and extended its Senior Secured Credit Facilities which were originally scheduled to mature on March 31, 2020. Under the terms of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.
Liquidity & Capital Resources

	September 30, 2018
($ millions)	(unaudited)	December 31, 2017
Working capital(1)	(430)	(128)
Variable rate debt(2)
Bank debt	1,120	1,778
Total variable rate debt outstanding (weighted average of 2.6% (2017: 2.9%))	1,120	1,778
Fixed rate debt(2)
Senior unsecured notes	540	540
Senior unsecured medium-term notes	5,850	5,150
Total fixed rate debt outstanding (weighted average of 4.2% (2017: 4.3%))	6,390	5,690
Convertible debentures(2)	55	95
Finance lease liability	19	12
Total debt and debentures outstanding	7,584	7,575
Cash and unutilized debt facilities	2,529	1,063

(1)	As at September 30, 2018, working capital includes $418 million (December 31, 2017: $256 million) associated with the current portion of loans and borrowings and convertible debentures.

(2)	Face value.
Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee based contracts, will be more than sufficient to meet its short-term and long-term operating obligations and fund its targeted dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to Investments in Equity Accounted Investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2017 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina Pipeline Corporation

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.
Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2017: $2.5 billion) revolving credit facility which includes a $750 million accordion feature and matures in May 2023, an unsecured $1.0 billion non-revolving term loan which matures in March 2021, and an operating facility of $20 million (December 31, 2017: $20 million) due in May 2019 and is typically renewed on an annual basis. There are no repayments due over the term of these facilities. As at September 30, 2018, Pembina had $2.5 billion (December 31, 2017: $1.1 billion) of cash and unutilized debt facilities. At September 30, 2018, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $7.5 billion (December 31, 2017: $7.5 billion). Pembina also had an additional $53 million (December 31, 2017: $26 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at September 30, 2018
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.35
Revolving unsecured credit facility and non-revolving term loan	Debt to Capital	Maximum 0.65	0.35
	EBITDA to senior interest coverage	Minimum 2.5:1.0	8.9

(1)	Terms as defined in relevant agreements.
In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at September 30, 2018 (December 31, 2017: in compliance).
Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $109 million (December 31, 2017: $110 million) were held at September 30, 2018, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A Preferred Shares is P-3 (High).

Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions)	2018	2017(1)	2018	2017(1)
Pipelines Division	138	200	523	1,117
Facilities Division	108	110	247	363
Marketing & New Ventures Division	35	28	88	34
Corporate/other projects	10	3	12	11
Total development capital	291	341	870	1,525
Contributions to equity accounted investees(2)	—	—	58	1

(1)	Financial results for all 2017 periods have been restated to reflect the Corporate Reorganization.

(2)	Contributions in 2018 are contributions to Veresen Midstream.
For the three months ended September 30, 2018, capital expenditures were $291 million compared to $341 million during the same three-month period of 2017. For the nine months ended September 30, 2018, capital expenditures were $870 million compared to $1.5 billion during the same nine month period of 2017. Pipelines Division's capital expenditures were primarily related to Pembina's ongoing pipeline expansion projects including final costs to complete Phase III projects. In 2018, Facilities Division's capital expenditures were largely related to the construction on Duvernay II, the Burstall Ethane Storage and the Prince Rupert Terminal. In 2017, Facilities Division's capital expenditures were largely related to the development in the Duvernay area as well as the construction of RFS III. Capital expenditures in the Marketing & New Ventures Division in 2018 primarily related to Jordan Cove LNG project.
Contractual Obligations
Pembina had the following contractual obligations outstanding at September 30, 2018:

($ millions)	Payments Due By Period
Contractual Obligations(1)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases and other(2)	748	117	214	164	253
Loans and borrowings(3)	10,825	611	2,262	1,354	6,598
Convertible debentures(3)	56	56	—	—	—
Construction commitments(4)	1,181	811	44	18	308
Advances to related parties(5)	101	101	—	—	—
Total contractual obligations(3)	12,911	1,696	2,520	1,536	7,159

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 24 and 105 mpbd each year up to and including 2027. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 1 and 59 megawatts per day each year up to and including 2042.

(2)
Includes office space, vehicles and approximately 3,000 rail car leases (supporting future propane transportation in the Marketing Division). The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $89 million over the term.

(3)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(4)	Excluding significant projects that are awaiting regulatory approval at September 30, 2018 and for which Pembina is not committed to construct.

(5)	Commitments to advance $101 million (US$78 million) to the Company's jointly controlled investment, Ruby Pipeline Holding Company L.L.C.
Pembina is, subject to certain conditions, contractually committed to the construction and operation of Duvernay II, Phase IV and Phase V expansions, Burstall Ethane Storage, Redwater Cogeneration as well as certain pipeline connections and laterals and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources".

Pembina Pipeline Corporation

Dividends
Common Share Dividends
Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
On May 3, 2018, Pembina's Board of Directors approved a 5.6 percent increase in its monthly common share dividend rate (from $0.18 per common share to $0.19 per common share), commencing with the dividend paid on June 15, 2018.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.
On November 1, 2018, Pembina announced that it does not intend to exercise its right to redeem the 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 1 ("Series 1 Shares") shares outstanding on December 1, 2018 (the "Conversion Date"). For more information on the terms of, and risks associated with an investment in, the Series 1 Shares and the Series 2 Shares, please see the prospectus supplement dated July 19, 2013 and the news release dated November 1, 2018.
Related Party Transactions
During the three and nine months ended September 30, 2018, Pembina advanced nil and $20 million, respectively, in funds to its jointly controlled investment in CKPC. In addition, during the third quarter and nine months ended September 30, 2018, Pembina advanced $10 million and $30 million, respectively, to its jointly controlled investment in Ruby Pipeline Holding Company L.L.C., and has additional commitments to advance $101 million (US$78 million) to the same related party by March 28, 2019.
Pembina is engaged with various affiliates to provide management, administrative, operational and workforce related services. These services are provided under separate consulting services agreements with no profit or margin charged for the services delivered.
For the three and nine months ended September 30, 2018, Pembina had no other transactions with related parties as defined in International Accounting Standard 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.
Critical Accounting Judgments and Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2017. The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. Other than accounting estimates and judgments made in connection with the adoption of IFRS 15, there have been no material changes to Pembina's critical accounting estimates and judgments during the nine months ended September 30, 2018.

Pembina Pipeline Corporation

Changes in Accounting Policies
New Standards Adopted in 2018
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.
IFRS 15 Revenue from Contracts with Customers

a.	Transition
IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively, restating the reported comparative period. In determining the restated values, the Company used the practical expedient to not restate contracts that began and ended in the same annual reporting period. No significant impact was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts
An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.
The following table presents the impact of adopting IFRS 15 on the Company’s Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three and nine month period ended September 30, 2017 for each of the line items affected.

i.	Consolidated Statement of Financial Position

December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities	—	44	44
Deficit	(2,075)	(8)	(2,083)

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income

($ millions)	3 Months Ended September 30, 2017			9 Months Ended September 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Revenue	1,041	4	1,045	3,692	(8)	3,684
Earnings before Income tax	155	4	159	629	(8)	621
Earnings attributable to shareholders	107	4	111	446	(8)	438

Pembina Pipeline Corporation

iii.	Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended September 30, 2017			9 Months Ended September 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	107	4	111	446	(8)	438
Net change in contract liabilities	5	(4)	1	31	8	39
Cash flow from operating activities	302	—	302	990	—	990

c.	Accounting Policies
The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

d.	Use of estimates and judgments
The details of use of estimates and judgments impacted by IFRS 15 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.
New Standards and Interpretations Not Yet Adopted
Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2019. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:
IFRS 16 Leases
IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.
The Standard is effective for annual periods beginning on or after January 1, 2019 and Pembina intends to adopt the standard on its effective date.
IFRS 16 introduces a new lease definition which increases the focus on control of the underlying asset and may change which contracts are identified as leases. In addition, IFRS 16 introduces a single, on balance sheet lease accounting model for lessees. For all identified lessee arrangements, subject to recognition exemptions for short term leases where the term is 12 months or less and leases of low value items (under five thousand dollars), a right-of-use asset and a lease liability are recognized, representing the right to use the underlying asset and the obligation to make lease payments respectively. For identified lessor arrangements, the accounting remains similar to the current standard with lessors continuing to classify such arrangements as finance or operating leases.
Pembina has substantively completed the process to identify leases and is performing detailed analysis under the new standard, designing and implementing a new system for lease accounting and continuing to evaluate the process changes that will be necessary to meet the new requirements.

Pembina Pipeline Corporation

The quantitative impact of applying IFRS 16 on the financial statements in the period of initial application has not yet been determined. Based on assessment to date, there is expected to be a material impact resulting from the recognition of new right-or-use assets and lease liabilities for rail car, office space and land lessee arrangements.
In addition, the nature of expenses related to identified lessee arrangements will change as IFRS 16 replaces straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. Compared to current lessee lease accounting, Adjusted EBITDA will be higher throughout the term of the lease, and Earnings will be lower at lease inception increasing over the lease term. In addition, Cash flow from operating activities and Adjusted cash flow from operating activities will be higher, and Cash flow from financing activities will be lower as lease obligation repayments will be reported as Financing Activities on the Statement of Cash Flows. There will be no net impact on Cash Flows.
Certain arrangements are being assessed to determine if lessor accounting would apply when considering the new lease definition.
On initial application of IFRS 16, the Company can choose to either apply the IFRS 16 definition of a lease to all its contracts, or to apply a practical expedient and not reassess whether a contract is, or contains, a lease which must be applied consistently to all leases. Similarly, with regards to reporting the impact of initial application for all lessee operating leases, the Company can either apply the standard using a full retrospective approach with restatement of the comparative period commencing on January 1, 2018 or a modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to Retained Earnings and no restatement of the comparative period with further optional practical expedients to be determined. The Company has not yet concluded on these transition options and practical expedients.
Disclosure Controls and Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")
Changes in Internal Control over Financial Reporting
Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with IFRS. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at September 30, 2018, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.
The Company's internal controls over financial reporting following the Acquisition on October 2, 2017, include Veresen's systems, processes and controls, as well as additional controls designed to result in complete and accurate consolidation of Veresen's results. Other than Veresen systems, there has been no change in the Company's internal controls over financial reporting that occurred during the first nine months of 2018 that materially affected, or are reasonably likely to materially affect, Pembina's internal controls over financial reporting.
Consistent with the evaluation at December 31, 2017, the scope of the evaluation does not include controls over financial reporting of the assets acquired through the Acquisition on October 2, 2017. Veresen's assets and revenues represented approximately 28 percent and zero percent, respectively, of the Company's total assets and revenue as at September 30, 2018.

Pembina Pipeline Corporation

Share of profit from Veresen's equity accounted investees amounted to $110 million and $282 million in the third quarter and year-to-date period in 2018.
Risk Factors
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2017. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.
Selected Quarterly Operating Information

(mboe/d unless stated otherwise)	2018			2017(3)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume(1)(2)
Pipelines Division
Conventional Pipelines revenue volumes	946	900	766	796	715	620	617
Transmission Pipelines revenue volumes net	571	559	584	567	38	36	35
Oil Sands Pipelines revenue volumes	1,076	1,077	1,074	1,087	1,087	1,015	1,015
Facilities Division
Gas Services revenue volumes net	669	650	636	606	486	485	545
NGL Services revenue volumes net	203	199	206	194	188	133	159
Total	3,465	3,385	3,266	3,250	2,514	2,289	2,371

(1)
Pipelines and Facilities Division are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Includes Pembina's proportionate share of results from equity accounted investees.

(3)	2017 volumes have been restated for the Corporate Reorganization and to exclude compression volumes relating to Veresen Midstream.

Pembina Pipeline Corporation

Quarterly Financial Information

($ millions, except where noted)	2018			2017				2016 (2)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	2,045	1,945	1,837	1,717	1,045	1,159	1,480	1,251
Net Revenue(1)	742	669	719	710	536	444	549	514
Operating expenses	136	100	150	130	112	101	107	123
Realized loss (gain) on commodity-related derivative financial instruments	29	9	18	42	17	(5)	40	15
Share of profit from equity accounted investees	110	96	76	116	—	—	—	—
Gross profit	585	511	568	556	274	269	376	270
Earnings	334	246	330	446	111	117	210	131
Earnings per common share – basic (dollars)	0.60	0.43	0.59	0.83	0.23	0.24	0.48	0.29
Earnings per common share – diluted (dollars)	0.60	0.42	0.59	0.83	0.23	0.24	0.48	0.28
Cash flow from operating activities	481	603	498	523	302	362	326	286
Cash flow from operating activities per common share – basic (dollars)(1)	0.95	1.20	0.99	1.04	0.75	0.90	0.82	0.73
Adjusted cash flow from operating activities(1)	523	558	530	499	314	275	308	292
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	1.03	1.11	1.05	0.99	0.78	0.68	0.77	0.74
Common shares outstanding (millions):
Weighted average – basic	506	504	503	502	403	401	398	395
Weighted average – diluted	509	508	508	507	404	403	400	397
End of period	506	504	503	503	403	403	400	397
Common share dividends declared	288	282	272	272	205	205	191	190
Dividends per common share	0.57	0.56	0.54	0.54	0.51	0.51	0.48	0.48
Preferred share dividends declared	30	31	30	26	19	19	19	19
Capital Expenditures	291	255	324	314	341	475	709	453
Contributions to equity accounted investees	—	—	58	6	—	1	—	—
Proportionately Consolidated Financial Overview
Operating margin(1)	810	787	757	750	413	353	407	379
Adjusted EBITDA(1)	732	700	688	675	369	297	358	342

(1)	Refer to "Non-GAAP Measures".

(2)	The impacts of IFRS 15 adoption have not been reflected in any of the quarterly figures presented above for 2016. See "Changes in Accounting Policies".
During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	The Acquisition on October 2, 2017;

•
Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing assets in the Pipelines and Facilities Divisions;

•	New large-scale growth projects across Pembina's business being placed into service;

•	A modest commodity market recovery throughout the periods;

•	Lower income tax expense following the enactment of U.S. tax reform legislation in December 2017;

•	Higher net finance costs associated with debt related to acquisitions and growth projects;

Pembina Pipeline Corporation

•	Higher sales volumes;

•	Increased common shares outstanding and common share dividends due to the Acquisition; and

•	Increased preferred share dividends due to additional preferred shares issued.
Additional Information
Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in, or otherwise accessible through, Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.
Non-GAAP Measures
Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Comparative figures have been restated for the adjustments made to the definitions.
The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.
Investors should be cautioned that net revenue, Adjusted EBITDA, Adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and operating margin should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.
Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina’s jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, share of profit from equity accounted investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina’s proportionate share paid and received in the period to and from the Investments in Equity Accounted Investees. To assist the readers understanding and evaluate the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in equity accounted investees has been included in operating margin and Adjusted EBITDA.

Pembina Pipeline Corporation

Net revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in the Marketing & New Ventures Division and Facilities Division, to aggregate revenue generated by each of the Company's Divisions and to set comparable objectives.

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions)	2018	2017	2018	2017
Revenue	2,045	1,045	5,827	3,684
Cost of goods sold, including product purchases	1,303	509	3,697	2,155
Net revenue	742	536	2,130	1,529
Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and certain non-cash provisions. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from Investments in Equity Accounted Investees with a preferred interest is presented in Adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

Pembina Pipeline Corporation

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except per share amounts)	2018	2017	2018	2017
Earnings attributable to shareholders	334	111	910	438
Adjustments to share of profit from equity accounted investees and other	103	4	334	11
Net finance costs	68	51	223	114
Income tax expense	113	48	317	183
Depreciation and amortization	109	94	309	263
Unrealized losses (gains) on commodity-related derivative financial instruments	—	44	16	(9)
Loss on disposal of assets	3	—	3	—
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	—	12	1	16
Transaction costs incurred in respect of acquisitions	2	5	7	7
Adjusted EBITDA	732	369	2,120	1,023
Adjusted EBITDA per common share – basic (dollars)	1.45	0.91	4.20	2.56
Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	481	302	1,582	990
Cash flow from operating activities per common share – basic (dollars)	0.95	0.75	3.14	2.47
Add (deduct):
Change in non-cash operating working capital	105	29	148	(23)
Current tax expense	(31)	8	(62)	(19)
Taxes paid, net of foreign exchange	2	1	36	24
Accrued share-based payments	(10)	(7)	(40)	(40)
Share-based payments	—	—	32	22
Preferred share dividends paid	(24)	(19)	(85)	(57)
Adjusted cash flow from operating activities	523	314	1,611	897
Adjusted cash flow from operating activities per common share – basic (dollars)	1.03	0.78	3.20	2.24

Pembina Pipeline Corporation

Operating margin
Operating margin is a non-GAAP measure which is defined as gross profit on a proportionately consolidated basis before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments from assets directly held and proportionate interest in operating margin from Investments in Equity Accounted Investees. Pembina's proportionate share of results from Investments in Equity Accounted Investees with a preferred distribution is presented in operating margin as a 50 percent common interest. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations and equity investments. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success. For more information see "Investments in Equity Accounted Investees" contained in the Unaudited Supplementary Information contained in the Company's Press Release dated November 1, 2018.
Reconciliation of operating margin to gross profit:

	3 Months Ended September 30		9 Months Ended September 30
	(unaudited)		(unaudited)
($ millions)	2018	2017	2018	2017
Revenue	2,045	1,045	5,827	3,684
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	136	112	386	320
Cost of goods sold, including product purchases	1,303	509	3,697	2,155
Realized losses on commodity-related derivative financial instruments	29	17	56	52
Proportionate operating margin from Investments in Equity Accounted Investees(1)	233	6	666	16
Operating margin	810	413	2,354	1,173
Depreciation and amortization included in operations	(102)	(89)	(290)	(247)
Unrealized (losses) gains on commodity-related derivative financial instruments	—	(44)	(16)	9
Share of profit from equity accounted investees	110	—	282	—
Proportionate operating margin from Investments in Equity Accounted Investees(1)	(233)	(6)	(666)	(16)
Gross profit	585	274	1,664	919

(1)
The third quarter of 2018 excludes depreciation and amortization included in earnings from Investments in Equity Accounted Investees of $81 million, general and administrative expenses of $19 million, finance costs of $35 million and share of earnings in excess of equity of $12 million for a total equity income of $110 million. On a year-to-date basis in 2018, excludes depreciation and amortization included in earnings from Investments in Equity Accounted Investees of $250 million, general and administrative expenses of $49 million, finance costs of $120 million and share of earnings in excess of equity of $35 million for a total equity income of $282 million.

Pembina Pipeline Corporation

The following is a list of abbreviations that may be used in this MD&A:

Measurement
mbbls    thousands of barrels
mbpd    thousands of barrels per day
mmbpd    millions of barrels per day
mmbbls    millions of barrels
mboe/d    thousands of barrels of oil equivalent per day
MMcf/d    millions of cubic feet per day
bcf/d    billions of cubic feet per day
km    kilometer

Other
B.C.    British Columbia
DRIP    Premium Dividend™[1] and Dividend Reinvestment Plan
IFRS    International Financial Reporting Standards
LNG    Liquified natural gas
LPG    Liquified petroleum gas
NGL    Natural gas liquids
U.S.    United States
WCSB    Western Canadian Sedimentary Basin
deep cut    Ethane-plus capacity extraction gas processing capabilities
shallow cut    Sweet gas processing with propane and/or condensate-plus extraction capabilities

Investments in Equity Accounted Investees:

Alliance	50 percent interest in the Alliance Pipeline;

Ruby	50 percent convertible preferred interest in the Ruby Pipeline which entitles Pembina to a US$91 million distribution per year;

Veresen Midstream
46 percent interest (as of September 30, 2018) in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression;

Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance;

CKPC	50 percent interest in Canadian Kuwait Petrochemical Corporation ("CKPC");

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation; and

Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley").

Readers are referred to the Annual Information Form dated February 22, 2018 on www.sedar.com for Project and Asset level descriptions.

__________________________________________
1 TM denotes trademark of Canaccord Genuity Corp.

Pembina Pipeline Corporation

Forward-Looking Statements & Information
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;

•
planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;

•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•
treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;

•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;

•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•
increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•
expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;

•	current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the adoption and impact of new accounting standards;

•	inventory and pricing in North American liquids market;

•	the impact of the current commodity price environment on Pembina; and

•	competitive conditions and Pembina's ability to position itself competitively in the industry.
Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding the Company's pension plan;

•	future operating costs including geotechnical and integrity costs being consistent with historical costs;

•	oil and gas industry compensation levels remaining consistent;

•
in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•
in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•
the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;

•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets.

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;

•	fluctuations in operating results;

•
adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;

•	constraints on, or the unavailability of adequate infrastructure;

•	changes in the political environment, in North America and elsewhere, and public opinion;

•	ability to access various sources of debt and equity capital;

•	changes in credit ratings;

•	technology and security risks;

•	natural catastrophe; and

•
the other factors discussed under "Risk Factors" herein and in Pembina's AIF for the year ended December 31, 2017. Pembina's AIF is available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	Note	September 30, 2018	December 31, 2017
Assets Current assets
Cash and cash equivalents		129	321
Trade receivables and other		590	529
Inventory		279	168
Derivative financial instruments		5	4
		1,003	1,022
Non-current assets
Property, plant and equipment	5	14,388	13,546
Investments in equity accounted investees	7	6,210	6,229
Intangible assets and goodwill	6	4,427	4,714
Advances to related parties		96	42
Other assets		11	13
		25,132	24,544
Total Assets		26,135	25,566
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities	2	762	677
Loans and borrowings	8	364	163
Dividends payable		103	91
Convertible debentures		54	93
Contract liabilities	2,11	31	44
Derivative financial instruments		80	79
Taxes payable		39	3
		1,433	1,150
Non-current liabilities
Loans and borrowings	8	7,138	7,300
Derivative financial instruments		5	—
Decommissioning provision	9	504	546
Contract liabilities	11	125	113
Employee benefits, share-based payments and other		62	66
Taxes payable		14	22
Deferred tax liabilities		2,638	2,376
Other liabilities		151	152
		10,637	10,575
Total Liabilities		12,070	11,725
Equity
Common share capital	10	13,570	13,447
Preferred share capital		2,423	2,424
Deficit		(2,106)	(2,083)
Accumulated other comprehensive income		118	(7)
		14,005	13,781
Non-controlling interest		60	60
Total Equity		14,065	13,841
Total Liabilities and Equity		26,135	25,566
See accompanying notes to the condensed consolidated Interim Financial Statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	Note	2018	2017	2018	2017
Revenue	2,11	2,045	1,045	5,827	3,684
Cost of sales		1,541	710	4,373	2,722
Loss on commodity-related derivative financial instruments		29	61	72	43
Share of profit from equity accounted investees	7	110	—	282	—
Gross profit		585	274	1,664	919
General and administrative		65	49	206	172
Other expense		5	15	8	12
Results from operating activities		515	210	1,450	735
Net finance costs	12	68	51	223	114
Earnings before income tax		447	159	1,227	621
Current tax expense (recovery)		31	(8)	62	19
Deferred tax expense		82	56	255	164
Income tax expense		113	48	317	183
Earnings attributable to shareholders		334	111	910	438
Other comprehensive (loss) income
Exchange (loss) gain on translation of foreign operations		(65)	(5)	125	(10)
Total comprehensive income attributable to shareholders		269	106	1,035	428
Earnings attributable to common shareholders, net of preferred share dividends	2	304	92	820	380
Earnings per common share – basic (dollars)		0.60	0.23	1.62	0.95
Earnings per common share – diluted (dollars)		0.60	0.23	1.61	0.95
Weighted average number of common shares (millions)
Basic		506	403	504	401
Diluted		509	404	508	402
See accompanying notes to the condensed consolidated Interim Financial Statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive (loss) income	Total	Non-controlling interest	Total Equity
December 31, 2017	2	13,447	2,424	(2,083)	(7)	13,781	60	13,841
Total comprehensive income
Earnings		—	—	910	—	910	—	910
Other comprehensive income
Exchange gain on translation of foreign operations		—	—	—	125	125	—	125
Total comprehensive income		—	—	910	125	1,035	—	1,035
Transactions with shareholders of the Company
Preferred shares issue costs		—	(1)	—	—	(1)	—	(1)
Debenture conversions	10	61	—	—	—	61	—	61
Share-based payment transactions	10	62	—	—	—	62	—	62
Dividends declared – common	10	—	—	(842)	—	(842)	—	(842)
Dividends declared – preferred	10	—	—	(91)	—	(91)	—	(91)
Total transactions with shareholders of the Company		123	(1)	(933)	—	(811)	—	(811)
September 30, 2018		13,570	2,423	(2,106)	118	14,005	60	14,065

December 31, 2016		8,808	1,509	(2,010)	(11)	8,296	—	8,296
Total comprehensive income
Earnings		—	—	438	—	438	—	438
Other comprehensive income
Exchange loss on translation of foreign operations		—	—	—	(10)	(10)	—	(10)
Total comprehensive income		—	—	438	(10)	428	—	428
Transactions with shareholders of the Company
Preferred shares issue costs		—	(1)	—	—	(1)	—	(1)
Dividend reinvestment plan		148	—	—	—	148	—	148
Debenture conversions		72	—	—	—	72	—	72
Share-based payment transactions		39	—	—	—	39	—	39
Dividends declared – common		—	—	(601)	—	(601)	—	(601)
Dividends declared – preferred		—	—	(57)	—	(57)	—	(57)
Total transactions with shareholders of the Company		259	(1)	(658)	—	(400)	—	(400)
September 30, 2017		9,067	1,508	(2,230)	(21)	8,324	—	8,324
See accompanying notes to the condensed consolidated Interim Financial Statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Note	3 Months Ended September 30		9 Months Ended September 30
		2018	2017	2018	2017
Cash provided by (used in)
Operating activities
Earnings	2	334	111	910	438
Adjustments for:
Share of profit from equity accounted investees		(110)	—	(282)	—
Distributions from equity accounted investees		170	3	464	9
Depreciation and amortization		109	94	309	263
Unrealized loss (gain) on commodity-related derivative financial instruments		—	44	16	(9)
Net finance costs	12	68	51	223	114
Net interest paid		(72)	(44)	(196)	(90)
Income tax expense		113	48	317	183
Taxes paid		(2)	(1)	(38)	(24)
Share-based compensation expense		14	11	51	53
Share-based compensation payment		—	—	(32)	(22)
Net change in contract liabilities		(21)	1	(1)	39
Other		(17)	13	(11)	13
Change in non-cash operating working capital		(105)	(29)	(148)	23
Cash flow from operating activities	2	481	302	1,582	990
Financing activities
Bank borrowings and issuance of debt		121	181	159	665
Repayment of loans and borrowings		(3)	(458)	(823)	(815)
Issuance of medium term notes	8	—	600	700	1,200
Issue costs and financing fees		—	(12)	(7)	(17)
Exercise of stock options		16	6	52	27
Dividends paid (net of shares issued under the dividend reinvestment plan)		(313)	(224)	(922)	(506)
Cash flow (used in) from financing activities		(179)	93	(841)	554
Investing activities
Capital expenditures		(291)	(341)	(870)	(1,525)
Contributions to investments in equity accounted investees		—	—	(58)	(1)
Interest paid during construction		(10)	(8)	(25)	(53)
Recovery of assets or proceeds from sale		5	1	5	2
Advances to related parties		(10)	(6)	(50)	(6)
Changes in non-cash investing working capital and other		40	(63)	53	35
Cash flow used in investing activities		(266)	(417)	(945)	(1,548)
Change in cash and cash equivalents		36	(22)	(204)	(4)
Effect of movement in exchange rates on cash held		12	—	12	—
Cash and cash equivalents, beginning of period		81	53	321	35
Cash and cash equivalents, end of period		129	31	129	31
See accompanying notes to the condensed consolidated Interim Financial Statements

Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the nine months ended September 30, 2018. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017 ("Consolidated Financial Statements"). The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on November 1, 2018.
Pembina owns or has interests in conventional crude oil, condensate, natural gas and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.
2. CHANGES IN ACCOUNTING POLICIES
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
The Company has retrospectively adopted IFRS 15 Revenue from Contracts with Customers effective January 1, 2018.
IFRS 15 Revenue from Contracts with Customers

a.	Transition
IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized, and has replaced IAS 18 Revenue and related interpretations. The Company adopted IFRS 15 at the date of initial application of January 1, 2018, and has applied IFRS 15 retrospectively, restating the reported comparative period. In determining the restated values, the Company used the practical expedient to not restate contracts that began and ended in the same annual reporting period. No significant impact was identified as a result of the practical expedient applied on transition.

b.	Financial Statement Impacts
An opening Statement of Financial Position at January 1, 2017 has not been presented as the impact of the adoption of IFRS 15 on the opening Statement of Financial Position is immaterial.
The following table presents the impact of adopting IFRS 15 on the Company’s Consolidated Statement of Financial Position, Condensed Consolidated Interim Statement of Earnings and Comprehensive Income and the Condensed Consolidated Interim Statement of Cash Flows for the three and nine month period ended September 30, 2017 for each of the line items affected.

i.	Consolidated Statement of Financial Position

December 31, 2017 ($ millions)	Previously Reported	Adjustments	Restated
Trade payables and accrued liabilities	713	(36)	677
Contract liabilities	—	44	44
Deficit	(2,075)	(8)	(2,083)

Pembina Pipeline Corporation

ii.	Condensed Consolidated Interim Statement of Earnings and Other Comprehensive Income

($ millions)	3 Months Ended September 30, 2017			9 Months Ended September 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Revenue	1,041	4	1,045	3,692	(8)	3,684
Earnings before Income tax	155	4	159	629	(8)	621
Earnings attributable to shareholders	107	4	111	446	(8)	438

iii.	Condensed Consolidated Interim Statement of Cash Flows

($ millions)	3 Months Ended September 30, 2017			9 Months Ended September 30, 2017
	Previously Reported	Adjustments	Restated	Previously Reported	Adjustments	Restated
Cash provided by (used in)
Operating activities
Earnings	107	4	111	446	(8)	438
Net change in contract liabilities	5	(4)	1	31	8	39
Cash flow from operating activities	302	—	302	990	—	990

c.	Accounting Policies
The details of significant accounting policies under IFRS 15 and the nature of the changes to previous accounting policies under IAS 18 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.

d.	Use of estimates and judgments
The details of use of estimates and judgments impacted by IFRS 15 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018. There has not been a significant change from what has been previously disclosed.
New Standards and Interpretations Not Yet Adopted
Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2019. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:
IFRS 16 Leases
IFRS 16 replaces existing leases guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.
The Standard is effective for annual periods beginning on or after January 1, 2019 and Pembina intends to adopt the standard on its effective date.
IFRS 16 introduces a new lease definition which increases the focus on control of the underlying asset and may change which contracts are identified as leases. In addition, IFRS 16 introduces a single, on balance sheet lease accounting model for lessees. For all identified lessee arrangements, subject to recognition exemptions for short term leases where

Pembina Pipeline Corporation

the term is 12 months or less and leases of low value items (under five thousand dollars), a right-of-use asset and a lease liability are recognized, representing the right to use the underlying asset and the obligation to make lease payments respectively. For identified lessor arrangements, the accounting remains similar to the current standard with lessors continuing to classify such arrangements as finance or operating leases.
Pembina has substantively completed the process to identify leases and is performing detailed analysis under the new standard, designing and implementing a new system for lease accounting and continuing to evaluate the process changes that will be necessary to meet the new requirements.
The quantitative impact of applying IFRS 16 on the financial statements in the period of initial application has not yet been determined. Based on assessment to date, there is expected to be a material impact resulting from the recognition of new right-or-use assets and lease liabilities for rail car, office space and land lessee arrangements.
In addition, the nature of expenses related to identified lessee arrangements will change as IFRS 16 replaces straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. Compared to current lessee lease accounting, Earnings will be lower at lease inception increasing over the lease term. In addition, Cash flow from operating activities will be higher, and Cash flow from financing activities will be lower as lease obligation repayments will be reported as Financing Activities on the Statement of Cash Flows. There will be no net impact on Cash Flows.
Certain arrangements are being assessed to determine if lessor accounting would apply when considering the new lease definition.
On initial application of IFRS 16, the Company can choose to either apply the IFRS 16 definition of a lease to all its contracts, or to apply a practical expedient and not reassess whether a contract is, or contains, a lease which must be applied consistently to all leases. Similarly, with regards to reporting the impact of initial application for all lessee operating leases, the Company can either apply the standard using a full retrospective approach with restatement of the comparative period commencing on January 1, 2018 or a modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to Retained Earnings and no restatement of the comparative period with further optional practical expedients to be determined. The Company has not yet concluded on these transition options and practical expedients.
3. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2017 Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
4. ACQUISITION
On October 2, 2017, Pembina acquired all the issued and outstanding shares of Veresen Inc. ("Veresen") by way of a plan of arrangement (the "Arrangement") for total consideration of $6.4 billion. The purchase price equation is based on assessed fair values and is as follows:

Pembina Pipeline Corporation

($ millions)	October 2, 2017
Purchase Price Consideration
Common shares	4,356
Cash	1,522
Preferred shares	522
6,400

Current assets	303
Investments in jointly controlled businesses	6,115
Property, plant and equipment	612
Intangible assets & other long term assets	175
Goodwill	1,781
Current liabilities	(192)
Long term debt	(993)
Deferred tax liabilities	(1,210)
Decommissioning provision	(10)
Other long term liabilities	(121)
Non-controlling interest	(60)
6,400
For more information, please see Note 6 of the Consolidated Financial Statements for the year ended December 31, 2017. During the nine months ended September 30, 2018 Goodwill and Deferred tax liabilities in the purchase price equation were adjusted by $7 million, to reflect a reduction of tax losses available for future deduction.
5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2017	329	6,650	6,715	1,223	659	15,576
Additions and transfers	9	169	358	127	496	1,159
Change in decommissioning provision	—	(8)	(41)	—	—	(49)
Disposals and other	(3)	(11)	(29)	5	1	(37)
Balance at September 30, 2018	335	6,800	7,003	1,355	1,156	16,649

Depreciation
Balance at December 31, 2017	9	1,096	721	204	—	2,030
Depreciation	3	104	122	41	—	270
Disposals and other	—	(14)	(18)	(7)	—	(39)
Balance at September 30, 2018	12	1,186	825	238	—	2,261

Carrying amounts
Balance at December 31, 2017	320	5,554	5,994	1,019	659	13,546
Balance at September 30, 2018	323	5,614	6,178	1,117	1,156	14,388
Commitments
At September 30, 2018, the Company had contractual construction commitments for property, plant and equipment of $1,181 million (December 31, 2017: $1,340 million), excluding significant projects awaiting regulatory approval.

Pembina Pipeline Corporation

6. INTANGIBLE ASSETS AND GOODWILL

		Intangible Assets
($ millions)	Goodwill	Purchase and Sale Contracts and Other	Customer Relationships	Purchase Option	Total	Total Goodwill & Intangible Assets
Balance at December 31, 2017	3,871	216	638	277	1,131	5,002
Additions and other	7	17	—	—	17	24
Transfers	—	—	—	(277)	(277)	(277)
Balance at September 30, 2018	3,878	233	638	—	871	4,749

Amortization
Balance at December 31, 2017	—	145	143	—	288	288
Amortization	—	15	19	—	34	34
Balance at September 30, 2018	—	160	162	—	322	322

Carrying amounts
Balance at December 31, 2017	3,871	71	495	277	843	4,714
Balance at September 30, 2018	3,878	73	476	—	549	4,427
The purchase option attributable to the Facilities Division of $277 million to assume an additional interest in the Younger Facilities was reclassified to property, plant and equipment on exercise of the option effective April 1, 2018.
7. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit(Loss) from Equity Investments		Equity Investments
			9 Months Ended September 30
($ millions)	September 30, 2018	December 31, 2017	2018	2017	September 30, 2018	December 31, 2017
Alliance	50%	50%	116	—	2,733	2,776
Aux Sable	42.7% - 50%	42.7% - 50%	63	—	448	449
Ruby Pipeline (1)	50% (1)	50% (1)	88	—	1,564	1,516
Veresen Midstream	45.9%	46.3%	10	—	1,345	1,365
Other	50% - 75%	50% - 75%	5	—	120	123
			282	—	6,210	6,229

(1)
Ownership interest in Ruby is presented as a 50 percent proportionate share with the benefit of a preferred distribution structure. Share of profit from equity accounted investees for Ruby is equal to the preferred interest distribution.

Commitments
The Company has a contractual commitment to advance $101 million (US$78 million) to Ruby Pipeline Holding Company L.L.C. by March 28, 2019.
8. LOANS AND BORROWINGS
This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Pembina Pipeline Corporation

Carrying value, terms and conditions, and debt maturity schedule

				Carrying value
($ millions)	Authorized at September 30, 2018	Nominal interest rate	Year of maturity	September 30, 2018	December 31, 2017
Senior unsecured credit facilities(1)	3,520	2.6(2)	Various(1)	1,120	1,778
Senior unsecured notes – series A	73	5.565	2020	76	—
Senior unsecured notes – series C	200	5.58	2021	199	199
Senior unsecured notes – series D	267	5.91	2019	267	266
Alberta Ethane Gathering System LP senior notes	—			—	77
Senior unsecured medium-term notes series 1	250	4.89	2021	250	249
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	448	448
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	500	3.71	2026	498	497
Senior unsecured medium-term notes series 8	650	2.99	2024	645	645
Senior unsecured medium-term notes series 9	550	4.74	2047	541	541
Senior unsecured medium-term notes series 10	400	4.02	2028	398	—
Senior unsecured medium-term notes series 11	300	4.75	2048	298	—
Senior unsecured medium-term notes 1A	150	4.00	2018	151	152
Senior unsecured medium-term notes 3A	50	5.05	2022	51	52
Senior unsecured medium-term notes 4A	200	3.06	2019	205	207
Senior unsecured medium-term notes 5A	350	3.43	2021	353	354
Finance lease liabilities and other	—			13	9
Total interest bearing liabilities				7,502	7,463
Less current portion				(364)	(163)
Total non-current				7,138	7,300

(1)
Pembina's credit facilities include a $2.5 billion revolving facility that matures May 2023, $1.0 billion non-revolving term loan facility that matures March 2021 and a $20 million operating facility that matures May 2019, which is typically renewed on an annual basis.

(2)
The nominal interest rate is the weighted average of all drawn credit facilities based on the Company's credit rating at September 30, 2018. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

On March 9, 2018, Pembina extended its revolving unsecured credit facility (the "Revolver") to May 31, 2023. Concurrently, Pembina entered into a $1 billion non-revolving term loan facility (the "Term Loan") for an initial three year term that is pre-payable at the Company's option. The other terms and conditions of the Term Loan, including financial covenants, are substantially similar to Pembina's Revolver.
On March 26, 2018, Pembina closed an offering of $400 million of senior unsecured Series 10 medium-term notes (the "Series 10 Notes"). The Series 10 Notes have a fixed coupon of 4.02 percent per annum, paid semi-annually, and mature on March 27, 2028. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 11 medium-term notes (the "Series 11 Notes"). The Series 11 Notes have a fixed coupon of 4.75 percent per annum, paid semi-annually, and mature on March 26, 2048.
On March 29, 2018, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its US$203 million 364-Day Term Loan, originally maturing March 30, 2018 to March 28, 2019. The Term Loan will continue

Pembina Pipeline Corporation

to amortize at US$16 million per quarter (US$8 million net), beginning March 30, 2018, until a final bullet payment of US$141 million (US$70 million net) is payable on the amended maturity date.
On April 4, 2018, Pembina entered into a note exchange agreement with AEGS noteholders to exchange AEGS senior notes for unsecured senior notes ("Series A") of Pembina under Pembina’s Note Indenture. The Series A fixed coupon remained at 5.565 percent per annum and are non-amortizing with a bullet payment of $73 million at maturity on May 4, 2020.
On April 20, 2018 Veresen Midstream successfully amended and extended its Senior Secured Credit Facilities which were originally scheduled to mature on March 31, 2020. Under the terms of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $200 million under the Revolving Credit Facility and to $2,550 million of availability under the Term Loan A and used the proceeds to repay an existing US$705 million Term Loan B on April 30, 2018. Other terms and conditions in the facilities were modified to reflect the operating nature of the business including modifying the covenant package and increasing the permitted distributions out of Veresen Midstream. The maturity date of the two debt facilities was extended to April 20, 2022.
All facilities are governed by specific debt covenants which Pembina was in compliance with at September 30, 2018 (December 31, 2017: in compliance).
9. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2017	551
Unwinding of discount rate	9
Additions	15
Change in estimates and other	(67)
Total	508
Less current portion (included in accrued liabilities)	(4)
Balance at September 30, 2018	504
The Company applied a 1.8 percent inflation rate per annum (December 31, 2017: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2017: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the third quarter of 2018, $1 million was credited to depreciation expense (September 30, 2017: nil). For the nine months ended September 30, 2018, $2 million was credited to depreciation expense (September 30, 2017: $3 million).

Pembina Pipeline Corporation

10. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2017	503	13,447
Debenture conversions	1	61
Share-based payment transactions	2	62
Balance at September 30, 2018	506	13,570
Dividends
The following dividends were declared by the Company:

9 Months Ended September 30	2018	2017
($ millions)
Common shares
Common shares $1.67 per qualifying share (2017: $1.50)	842	601
Preferred shares
$0.796875 per qualifying Series 1 preferred share (2017: $0.796875)	8	8
$0.881250 per qualifying Series 3 preferred share (2017: $0.881250)	5	5
$0.937500 per qualifying Series 5 preferred share (2017: $0.937500)	9	9
$0.843750 per qualifying Series 7 preferred share (2017: $0.843750)	8	9
$0.890625 per qualifying Series 9 preferred share (2017: $0.890625)	8	8
$1.078125 per qualifying Series 11 preferred share (2017: $1.078125)	7	7
$1.078125 per qualifying Series 13 preferred share (2017: $1.078125)	11	11
$0.837000 per qualifying Series 15 preferred share (2017: nil)	7	—
$0.937500 per qualifying Series 17 preferred share (2017: nil)	6	—
$0.937500 per qualifying Series 19 preferred share (2017: nil)	8	—
$0.894400 per qualifying Series 21 preferred share (2017: nil)	14	—
	91	57
On October 3, 2018, Pembina announced that its Board of Directors had declared a dividend of $0.19 per qualifying common share ($2.28 annually) in the total amount of $96 million, payable on November 15, 2018 to shareholders of record on October 25, 2018. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13 and 21 in the total amount of $24 million payable on December 3, 2018 to shareholders of record on November 1, 2018 and Series 15, 17, and 19 in the total amount of $7 million payable on December 31, 2018 to shareholders of record on December 17, 2018.
On November 1, 2018, Pembina announced that it does not intend to exercise its right to redeem the 10,000,000 Cumulative Redeemable Rate Reset Class A Preferred Series 1 shares outstanding on December 1, 2018.
11. REVENUE FROM CONTRACTS WITH CUSTOMERS
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors. See note 2 in the condensed consolidated unaudited interim financial statements as at and for three months ended March 31, 2018.

Pembina Pipeline Corporation

a.	Revenue Disaggregation

	2018				2017
3 Months Ended September 30	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
($ millions)
Take-or-Pay(1)	272	131	—	403	198	135	—	333
Fee-for-Service(1)	104	40	—	144	59	16	1	76
Product Sales(2)	—	134	1,341	1,475	—	41	574	615
Revenue from contracts with customers	376	305	1,341	2,022	257	192	575	1,024
Lease and other revenue	23	—	—	23	21	—	—	21
Total external revenue	399	305	1,341	2,045	278	192	575	1,045

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

	2018				2017
9 Months Ended September 30	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total	Pipelines Division	Facilities Division	Marketing & New Ventures Division	Total
($ millions)
Take-or-Pay(1)	722	441	—	1,163	434	383	—	817
Fee-for-Service(1)	301	72	—	373	240	42	2	284
Product Sales(2)	—	328	3,895	4,223	—	125	2,398	2,523
Revenue from contracts with customers	1,023	841	3,895	5,759	674	550	2,400	3,624
Lease and other revenue	68	—	—	68	60	—	—	60
Total external revenue	1,091	841	3,895	5,827	734	550	2,400	3,684

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

b.	Contract Balances
Significant changes in the contract liabilities balances during the period are as follows:

($ millions)	9 Months ended September 30, 2018	12 months ended December 31, 2017
Opening balance, January 1	157	81
Additions (net in the period)	23	99
Revenue recognized from contract liabilities(1)	(24)	(23)
Closing balance	156	157
Less current portion(2)	(31)	(44)
Ending balance	125	113

(1)	Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.

(2)
As at September 30, 2018, the balance includes $3 million of cash collected under take-or-pay contracts which will be recognized in revenue during the remainder of 2018 as the customer chooses to ship, process, or otherwise forego the associated service (December 31, 2017: $8 million).

Contract liabilities depict the Company’s obligation to perform services in the future for which payment has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer use its make-up rights.

Pembina Pipeline Corporation

The Company does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, the Company’s right to consideration is unconditional and has therefore been presented as a receivable.

c.	Revenue Allocated to Remaining Performance Obligations
Pembina expects to recognize revenue in future periods that includes current unsatisfied or partially unsatisfied remaining performance obligations. There has not been a significant change in the amount of revenue Pembina expects to recognize over the next five year period or all future periods compared to that previously disclosed in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2018.
12. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2018	2017	2018	2017
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	64	47	201	97
Convertible debentures	1	2	5	7
Unwinding of discount rate	3	3	9	9
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(2)	(19)	9	(10)
(Gain) loss on revaluation of conversion feature of convertible debentures	(2)	3	—	8
Foreign exchange losses (gain) and other	4	15	(1)	3
Net finance costs	68	51	223	114

Pembina Pipeline Corporation

13. OPERATING SEGMENTS
Effective January 1, 2018, Pembina's operating segments are organized by three Divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2018	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	399	305	1,341	—	2,045
Inter-Division revenue	29	72	—	(101)	—
Total revenue(3)	428	377	1,341	(101)	2,045
Operating expenses	99	76	—	(39)	136
Cost of goods sold, including product purchases	—	133	1,239	(69)	1,303
Realized loss on commodity-related derivative financial instruments	—	—	29	—	29
Share of profit from equity accounted investees	65	18	27	—	110
Depreciation and amortization included in operations	56	37	9	—	102
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	—	—
Gross profit	338	149	91	7	585
Depreciation included in general and administrative	—	—	—	7	7
Other general and administrative	7	4	9	38	58
Other expense (income)	1	2	(1)	3	5
Reportable segment results from operating activities	330	143	83	(41)	515
Net finance costs	2	(7)	3	70	68
Reportable segment earnings (loss) before tax	328	150	80	(111)	447
Capital expenditures	138	108	35	10	291

(1)	Pipelines Division transportation revenue includes $7 million associated with U.S. pipeline sales.

(2)	Marketing & New Ventures Division includes revenue of $53 million associated with U.S. midstream sales.

(3)	During the period, no one customer accounted for 10 percent or more of total revenue.

3 Months Ended September 30, 2017(1)	Pipelines Division(2)	Facilities Division	Marketing & New Ventures Division(3)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	278	192	575	—	1,045
Inter-Division revenue	17	38	—	(55)	—
Total revenue(4)	295	230	575	(55)	1,045
Operating expenses	81	54	—	(23)	112
Cost of goods sold, including product purchases	—	39	504	(34)	509
Realized loss on commodity-related derivative financial instruments	1	—	16	—	17
Share of profit from equity accounted investees	—	—	—	—	—
Depreciation and amortization included in operations	48	34	7	—	89
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)	—	45	—	44
Gross profit	166	103	3	2	274
Depreciation included in general and administrative	—	—	—	5	5
Other general and administrative	3	3	3	35	44
Other (income) expense	(2)	12	—	5	15
Reportable segment results from operating activities	165	88	—	(43)	210
Net finance costs	2	4	4	41	51
Reportable segment earnings (loss) before tax	163	84	(4)	(84)	159
Capital expenditures	200	110	28	3	341

(1)	Restated with comparative segments.

(2)	Pipelines Division transportation revenue includes $5 million associated with U.S. pipeline sales.

(3)	Marketing & New Ventures Division includes revenue of $37 million associated with U.S. midstream sales.

(4)	During the period, no one customer accounted for 10 percent or more of total revenue.

Pembina Pipeline Corporation

9 Months Ended September 30, 2018	Pipelines Division(1)	Facilities Division	Marketing & New Ventures Division(2)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	1,091	841	3,895	—	5,827
Inter-Division revenue	94	225	—	(319)	—
Total revenue(3)	1,185	1,066	3,895	(319)	5,827
Operating expenses	276	226	—	(116)	386
Cost of goods sold, including product purchases	—	325	3,585	(213)	3,697
Realized loss on commodity-related derivative financial instruments	—	—	56	—	56
Share of profit from equity accounted investees	205	14	63	—	282
Depreciation and amortization included in operations	160	110	20	—	290
Unrealized loss on commodity-related derivative financial instruments	—	—	16	—	16
Gross profit	954	419	281	10	1,664
Depreciation included in general and administrative	—	—	—	19	19
Other general and administrative	19	14	32	122	187
Other expense (income)	1	(3)	2	8	8
Reportable segment results from operating activities	934	408	247	(139)	1,450
Net finance costs	6	4	10	203	223
Reportable segment earnings (loss) before tax	928	404	237	(342)	1,227
Capital expenditures	523	247	88	12	870
Contributions to equity accounted investees	—	58	—	—	58

(1)	Pipelines Division transportation revenue includes $20 million associated with U.S. pipeline sales.

(2)	Marketing & New Ventures Division includes revenue of $163 million associated with U.S. midstream sales.

(3)	During the period , no one customer accounted for 10 percent or more of total revenue.

9 Months Ended September 30, 2017(1)	Pipelines Division(2)	Facilities Division	Marketing & New Ventures Division(3)	Corporate & Inter-Division Eliminations	Total
($ millions)
Revenue from external customers	734	550	2,400	—	3,684
Inter-Division revenue	52	126	—	(178)	—
Total revenue(4)	786	676	2,400	(178)	3,684
Operating expenses	232	165	—	(77)	320
Cost of goods sold, including product purchases	—	117	2,146	(108)	2,155
Realized loss on commodity-related derivative financial instruments	1	—	51	—	52
Share of profit from equity accounted investees	—	—	—	—	—
Depreciation and amortization included in operations	126	101	20	—	247
Unrealized gain on commodity-related derivative financial instruments	(1)	—	(8)	—	(9)
Gross profit	428	293	191	7	919
Depreciation included in general and administrative	—	—	—	16	16
Other general and administrative	14	18	12	112	156
Other (income) expense	(7)	13	—	6	12
Reportable segment results from operating activities	421	262	179	(127)	735
Net finance costs	6	8	6	94	114
Reportable segment earnings (loss) before tax	415	254	173	(221)	621
Capital expenditures	1,117	363	34	11	1,525
Contributions to equity accounted investees	—	1	—	—	1

(1)	Restated with comparative segments.

(2)	Pipelines Division transportation revenue includes $16 million associated with U.S. pipeline sales.

(3)	Marketing & New Ventures Division includes revenue of $139 million associated with U.S. midstream sales.

(4)	During the period, no one customer accounted for 10 percent or more of total revenue.

Pembina Pipeline Corporation

14. FINANCIAL INSTRUMENTS
Fair values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the Condensed Consolidated Interim Statements of Financial Position, are as follows:

	September 30, 2018			December 31, 2017
		Fair Value(3)			Fair Value(3)
($ millions)	Carrying Value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets carried at fair value
Derivative financial instruments	5	—	5	4	—	4
Financial assets carried at amortized cost
Cash and cash equivalents	129	129	—	321	321	—
Trade receivables and other	590	590	—	529	529	—
Advances to related parties	96	96	—	42	42	—
Other assets	11	—	11	13	—	13
	826	815	11	905	892	13
Financial liabilities carried at fair value
Derivative financial instruments(1)	85	—	85	79	—	79
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	762	762	—	677	677	—
Taxes payable(1)	53	53	—	25	25	—
Dividends payable	103	103	—	91	91	—
Loans and borrowings(1)	7,502	—	7,615	7,463	—	7,686
Convertible debentures(2)	54	82	—	93	145	—
	8,474	1,000	7,615	8,349	938	7,686

(1)	Carrying value of current and non-current balances.

(2)	Carrying value excludes conversion feature of convertible debentures.

(3)	The basis for determining fair value is disclosed in Note 3.

Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 – 8th Avenue SW
Calgary, Alberta T2P 1G1
Phone: (403) 231-7500
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue SW
Calgary, Alberta T2P 3S8
1-800-564-6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
Common shares: PPL
Convertible debentures: PPL.DB.F
Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A
New York Stock Exchange listing symbol for:
Common shares: PBA
INVESTOR INQUIRIES
Phone: (403) 231-3156
Fax: (403) 237-0254
Toll Free: 1-855-880-7404
Email: investor-relations@pembina.com
Website: www.pembina.com